FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

19 December 2006

Hanson PLC Trading Statement

Hanson PLC, the international  building materials company,  issues the following trading  statement ahead of the 22 February 2007 announcement of its preliminary results for the year ending 31 December 2006.

Overview

Overall,  trading  for the  second  half of the year  has been in line  with our expectations and the full year operating  profit* is anticipated to be more than
10% ahead of last year (2005: GBP488.8m).

In North America,  our two divisions have maintained  earnings growth  momentum.
This highlights the strength of our geographic  spread and our balanced  end-use exposure, with the majority of our demand coming from infrastructure, industrial and commercial construction.

Our businesses in the UK are performing well in a challenging market. Demand for building  products is starting to show  tentative  signs of  recovery.  Overall, demand in Australia and Continental Europe remains solid.

The  acquisitions  completed in the first half have made a good  contribution to earnings.  A further four acquisitions have been completed to date in the second half of the year.  Acquisition investment for the year to date now totals around
GBP560m and the pipeline of potential acquisitions for 2007 is encouraging.

Alan Murray, Chief Executive, commented:

"Hanson has continued to deliver earnings growth in 2006 against a strong 2005.

We have a unique  mineral  reserve  position.  Our  network of assets and people provide  a strong  platform  for  growth,  particularly  in the USA which has an attractive demographic profile and a $286 billion ring-fenced spending programme for infrastructure. We remain confident for the future."

*Includes  share of joint  ventures'  and  associates'  profit after tax, and excludes operating impairments.

Trading update

Aggregates North America

Full year operating  profit* is anticipated  to be  significantly  ahead of last year (2005: GBP138.4m).

Strong  selling price  discipline  has been  maintained to recover  higher input costs and to reflect the underlying  economic  value of our reserves.  There has been some  regional  softening  in  demand.  Excluding  acquisitions,  full year aggregates  volumes are expected to be slightly below last year,  whilst average aggregates selling price increases should exceed 10% against 2005.

Acquisitions,  primarily  Material Service acquired for $300m in June 2006, have performed well.

Building Products North America

2006  operating  profit* is expected to be  considerably  above last year (2005:
GBP125.7m).

Pipe and pre-cast  concrete  products are enjoying higher volumes than last year in most markets,  due largely to stronger  infrastructure  demand. Brick volumes are lower than last year,  reflecting the reduction in US residential demand and a weak Canadian market. We have achieved  increases in average selling prices of over 5% across the main product lines.

Earnings contributions from recent acquisitions,  in particular PaverModule, our
Florida based concrete paver company acquired in January, have been strong.

Aggregates UK

2006 operating profit* is expected to be above last year (2005: GBP108.8m).

We have seen strong  earnings growth as a result of the acquisition of Civil and
Marine, which we completed in March 2006.

Excluding  acquisitions,  earnings  have  declined  in the second  half due to a continuation  of the weak  market  demand  experienced  in the first half of the year.  There has been a significant  decline in asphalt  volumes and high single digit price increases have not been sufficient to recover additional bitumen and fuel related costs.  Full year aggregates and ready-mixed  concrete  volumes are anticipated to be below last full year.  However,  we have achieved increases in average selling prices of over 5% in these two product lines.

Building Products UK

Operating  profit*  improved  in the second  half of the year  against  the same period last year,  although  full year results are expected to remain below last year (2005: GBP37.8m).

Brick volumes in the second half of the year were slightly below the same period last year, but recent trends indicate some signs of recovery.  High single digit price increases offset energy cost increases. The full year results are expected to include around GBP5m of one-off restructuring costs.

Australia and Asia Pacific

Operating  profit* is expected to be slightly below the strong results  achieved last year (2005: GBP89.7m).

Increased demand in Western  Australia and Queensland has compensated for market softness  elsewhere in Australia.  We expect to achieve increases in both volume and average selling prices for the full year compared to 2005.

This year, the results include additional  property profits of an amount similar to  the  one-off  tax  benefit  of  GBP6.6m  last  year  (which  related  to our joint-ventures and is shown within operating profit).

The operations in Asia Pacific  showed year on year  improvement in Malaysia and
Hong Kong.

Hanson Continental Europe

Full year operating profit* is expected to be above last year (2005: GBP19.9m).

The continued improvement is due to good performances in all operating countries plus acquisition earnings in Spain.

Other operating items

Central costs remain in line with expectations at approximately GBP5m above last year (2005: GBP31.5m).

Operating  profit* includes a reduction due to foreign  exchange  translation of approximately GBP5m (assuming an average US dollar exchange rate for the year of
$1.85/GBP1)  offset by a similar amount of additional  property  profits (around
GBP20m completed to date compared to GBP14.9m in 2005).

Financial update

Operating  impairments,  relating to operations closed during the second half of the year, are estimated to be approximately GBP4m.

Net finance costs are expected to be approximately GBP25m above last year (2005:
GBP55.5m),  subject to the year end  revaluation  of certain  energy  hedges and discount rates. The increase is due primarily to higher net debt levels.

Net debt at the end of the year is anticipated to be around  GBP1,400m  (subject to the closing US dollar  exchange rate) compared to GBP1,574.8m at 30 June 2006 and GBP989.6m at 31 December 2005.

The underlying tax rate for 2006, excluding one off adjustments,  is expected to be slightly below the 18.6% half year rate.

In the second half of the year to date,  Hanson  bought back 3.66 million of its shares  for  GBP24.7m,  giving a full  year 2006  total to date of 9.96  million shares for GBP64.1m.  This  programme is ongoing,  and a total of 24.645 million shares have now been repurchased for GBP136.9m since it started in October 2004, leaving a net 712.3 million shares in issue.

Discontinued items

The net charge for  discontinued  items is not expected to be  significant.  The charge for the cost of  asbestos of  approximately  GBP15m will be offset by the one-off impact of additional insurance secured in the first half of GBP15m.

Asbestos

The number of new asbestos claimants for the year is expected to be around 6,000 compared to 10,350 in 2005. Over 11,000 claimants are expected to be resolved in the period,  over 90% by dismissal,  resulting in a net reduction in outstanding claimants of over 5,000 to approximately 126,000.

The gross cost of settlements  and legal fees for the second half of the year is expected  to be similar to the first half of the year,  giving a full year gross cost of  approximately  $55m,  above last year ($43.2m) but below 2004 ($59.3m).
Hanson continues to provide for the next eight years at a gross cost of $60m pa, equivalent to approximately  GBP15m pa after insurance  secured to date and tax.
Further  insurance  exists,  but  recognition  remains subject to litigation and negotiation.

Outlook

We expect to make further progress in 2007 and will provide more detail with our preliminary results on 22 February 2007.

A conference call for analysts, hosted by Alan Murray (Chief Executive), will take place today at 8.00am (GMT). The dial-in number is +44 (0) 208 515 2301.

A replay of this conference call will be available for 48 hours from 11:30 a.m.
(GMT) on 19 December 2006 by dialling +44 (0) 207 190 5901, PIN number 134627#.
If calling from the USA, please dial +1 303 590 3030, PIN number 1158335#.

Enquiries:

Hanson PLC +44 (0)20 7245 1245

Media - Charlotte Mulford
Investors/Analysts - Nick Swift

Website:

www.hanson.biz

Notes to editors:

Hanson is one of the world's  largest  suppliers of heavy building  materials to the construction industry,  with turnover in 2005 of GBP3.7bn. Our products fall into two categories:  'aggregates'  (crushed rock, sand and gravel,  ready-mixed concrete, asphalt and cement related products) and 'building products' (concrete pipes,  pre-cast products,  concrete pavers,  tiles and clay bricks).  We employ over 27,000 people,  operating primarily in North America,  the UK and Australia with further operations in Asia Pacific and Continental Europe.

Register  for  Hanson's  e-mail  distribution  service  for press  releases  and notification of the publication of corporate reports via www.hanson.biz.

High-resolution Hanson images for editorial use are available from
www.hanson.biz

Forward-looking statements made in this press release involve risks and uncertainties  which  could cause  actual  results  and  developments  to differ materially from those expressed in or contemplated by such  statements.  Factors which could  cause such  differences  are set out in detail in  Hanson's  Annual
Report and Form 20-F and  include,  but are not limited to,  changes in economic conditions;  changes in  governmental  policy or  legislation  that could effect regulatory  compliance and other operating costs; changes in governmental policy or  legislation  relating to public works  expenditure  and  housing;  potential liabilities  arising out of former  businesses and activities;  our inability to achieve success in our acquisition strategy;  the competitive market in which we operate;  disruption  to, or  increased  costs of, the supply of raw  materials, energy and fuel to our business;  inclement  weather  conditions;  exchange rate fluctuations;  and  ineffective  implementation  of computer  software  systems.
Hanson does not  undertake  any  obligation  to update or revise  publicly  such forward-looking  statements.  All written, oral or other tangible and electronic forward-looking statements attributable to Hanson or persons acting on behalf of
Hanson are expressly qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   December 19, 2006